Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-215895

June 25, 2019

Medtronic Global Holdings S.C.A.

Pricing Term Sheet

June 25, 2019

Issuer:	Medtronic Global Holdings S.C.A.

Guarantors:	Medtronic plc and Medtronic, Inc.

Trade Date:	June 25, 2019

Settlement Date*:	T+5; July 2, 2019

Denominations:	€100,000 x €1,000

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings (Moody’s/S&P) **:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Barclays Bank PLC, Goldman Sachs & Co. LLC and Merrill Lynch International

Co-Managers:	Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank plc, J.P. Morgan Securities plc and Mizuho International plc

Principal Amount:	€250,000,000	€750,000,000	€1,000,000,000	€1,000,000,000	€1,000,000,000	€1,000,000,000

Title:	Floating Rate Notes due 2021	0.00% Senior Notes due 2022	0.25% Senior Notes due 2025	1.00% Senior Notes due 2031	1.50% Senior Notes due 2039	1.75% Senior Notes due 2049

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	March 7, 2021	December 2, 2022	July 2, 2025	July 2, 2031	July 2, 2039	July 2, 2049

Coupon:	Three month EURIBOR + 20 bps	0.00%	0.25%	1.00%	1.50%	1.75%

Minimum Interest Rate:	0.000%	N/A	N/A	N/A	N/A	N/A

Price to Public:	100.249% plus accrued interest from June 7, 2019	100.072%	99.372%	99.932%	99.129%	97.331%

Yield to Maturity:	N/A	-0.021%	0.356%	1.006%	1.551%	1.867%

Reference to Mid-swaps Rate:	N/A	-0.321%	-0.144%	0.326%	0.651%	0.717%

Spread to Mid-swaps:	20bps	30bps	50bps	68bps	90bps	115bps

Spread to Benchmark Bund:	N/A	72.1bps	98.1bps	133.5bps	151bps	161.2bps

Benchmark Bund:	N/A	OBL 0.000% due April 8, 2022 (OBL #175)	DBR 0.500% due February 15, 2025	DBR 0.250% due February 15, 2029	DBR 4.250% due July 4, 2039	DBR 1.250% due August 15, 2048

Benchmark Bund Price and Yield:	N/A	€102.473/ -0.742%	€106.480/ -0.625%	€105.675/ -0.329%	€183.910 / 0.041%	€127.900 / 0.255%

Interest Payment Dates:	Quarterly on March 7, June 7, September 7 and December 7 of each year, beginning on September 7, 2019	Annually on December 2 of each year, beginning on December 2, 2019	Annually on July 2 of each year, beginning on July 2, 2020	Annually on July 2 of each year, beginning on July 2, 2020	Annually on July 2 of each year, beginning on July 2, 2020	Annually on July 2 of each year, beginning on July 2, 2020

Interest Reset Date:	Each Interest Payment Date	N/A	N/A	N/A	N/A	N/A

Day Count Convention***:	Actual/360	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Optional Redemption:	N/A	The issuer may redeem the 2022 Notes in whole or in part, at any time prior to November 2, 2022 (one month prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2025 Notes in whole or in part, at any time prior to April 2, 2025 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2031 Notes in whole or in part, at any time prior to April 2, 2031 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2039 Notes in whole or in part, at any time prior to April 2, 2039 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2049 Notes in whole or in part, at any time prior to January 2, 2049 (six months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2022 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2022 Notes matured on November 2, 2022), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2025 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2025 Notes matured on April 2, 2025), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2031 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2031 Notes matured on April 2, 2031), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2039 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2039 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2039 Notes matured on April 2, 2039, discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2049 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2049 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2049 Notes matured on January 2, 2049), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

		In addition, at any time on or after November 2, 2022 (one month prior to their maturity date), we may at our option redeem the 2022 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2022 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after April 2, 2025 (three months prior to their maturity date), we may at our option redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after April 2, 2031 (three months prior to their maturity date), we may at our option redeem the 2031 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after April 2, 2039 (three months prior to their maturity date), we may at our option redeem the 2039 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2039 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after January 2, 2049 (three months prior to their maturity date), we may at our option redeem the 2049 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2049 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

ISIN:	XS1960675822	XS2020670696	XS2020670779	XS2020670852	XS2020670936	XS2020671157

Common Code:	196067582	202067069	202067077	202067085	202067093	202067115

*      We expect to deliver the notes against payment for the notes on the fifth business day following the date of this pricing term sheet (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**    An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

***  Each series of fixed rate notes, other than the 0.00% Senior Notes due 2022, will bear interest from the date of issuance, payable annually on July 2 of each year, beginning July 2, 2020 and the 0.00% Senior Notes due 2022 will bear interest from the date of issuance, payable annually on December 2 of each year, beginning December 2, 2019, to the persons in whose names such notes are registered at the close of business on the business day immediately preceding the relevant interest payment. Interest on each series of fixed rate notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes (or July 2, 2019 (other than with respect to the 0.00% Senior Notes due 2022, in which case December 2, 2019) if no interest has been paid on the applicable series of fixed rate notes), to, but excluding, the next scheduled interest payment date. This payment convention is referred to as Actual/Actual (ICMA) as defined in the rulebook of the International Capital Market Association. If any interest payment date would otherwise be a day that is not a business day, such interest payment date will be postponed to the next date that is a business day and no interest will accrue on the amounts payable from and after such interest payment date to the next business day. If the maturity date of any series of fixed rate notes falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC, toll-free at 1-888-603-5847 or Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526 or Merrill Lynch International, toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic Global Holdings S.C.A. on June 25, 2019 relating to its prospectus dated February 3, 2017.

MiFID II product governance/Professional investors and ECPs only target market. Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

No PRIIPs KID. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

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